As filed with the Securities and Exchange Commission on October 4, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934.

DWS GLOBAL HIGH INCOME FUND, INC.
(Name of Subject Company (Issuer))

DWS GLOBAL HIGH INCOME FUND, INC.
(Name of Filing Person (Offeror))

COMMON STOCK,
$0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

23338W104
(CUSIP Number of Class of Securities)

John Millette
Secretary
DWS Global High Income Fund, Inc.
One Beacon Street
Boston, MA 02108
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
John W. Gerstmayr
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Press Release

FOR IMMEDIATE RELEASE For additional information: Deutsche Bank Press Office (212) 454-2085 Shareholder Account Information (800) 294-4366 DWS Closed-End Funds (800) 349-4281

DWS Investments Announces Liquidity Program for Three Closed-End Funds

NEW YORK, NY, October 4, 2010 – DWS Investments and the Board of Directors of the DWS Funds announced a series of initiatives designed to enhance the liquidity of shareholders’ investments and to reduce the trading discounts for three closed-end funds: DWS Dreman Value Income Edge Fund, Inc. (NYSE: DHG), DWS Global High Income Fund, Inc. (NYSE: LBF), and DWS RREEF World Real Estate Fund, Inc. (NYSE: DRP).

DHG - Tender Offer, Enhanced Repurchase Program, and Investment Strategy Change

The Board has authorized DHG to conduct an issuer self-tender offer to purchase up to 25% of its outstanding common shares for cash at a price per share equal to 99% of its NAV as of the close of trading on the New York Stock Exchange (“NYSE”) on the day after the date on which the offer expires.  Subject to the exercise by the Board of its fiduciary duties, the tender offer is expected to commence on or before October 22, 2010.

The Board has also approved a program for DHG to purchase its own shares on the open market from December 1, 2010 until May 31, 2011 during times whenever the fund’s common shares are trading on the NYSE at a discount to net asset value per share (“NAV”) in excess of 5%, up to a maximum of 2% of its total outstanding common shares per month.  This enhanced repurchase program is in addition to the previously announced one-year extension of DHG’s existing repurchase program, under which the fund is permitted to purchase an aggregate of up to 5% of its outstanding shares over the period from December 1,

2010 until November 30, 2011.  Because repurchases by a fund are subject to legal limitations, DHG may not be able to reach the 2% monthly limits.

Lastly, the Board has approved a change to DHG’s investment objective, and related changes to DHG’s investment strategy and investment policies, to reflect an increased emphasis on seeking a higher yield.  This shift to a pure high-yield strategy, from DHG’s current approach of income plus an equity hedge strategy, is intended to improve yield and to reposition the fund within a category that has historically traded at relatively low discounts or at premiums.  In connection with the strategy change, DHG will change its name to “DWS High Income Opportunities Fund, Inc.” and its investment objective to provide that the fund “seeks high current income with a secondary objective of total return.”  In connection with the strategy change, the Board has also voted to terminate DHG’s Sub-Advisory Agreement with Dreman Value Management LLC and has agreed to transition portfolio management to the fund’s investment advisor, Deutsche Investment Management Americas Inc. (“DIMA”), more specifically to DIMA’s High Yield group lead by Gary Russell.  The above-described changes in the fund’s investment objective, investment strategy and related investment policies, and portfolio management team are currently intended to take effect in December 2010.  Shareholders will receive more detailed information regarding these changes in the fund’s upcoming annual report for the fiscal year ended September 30, 2010.

LBF – Tender Offer and Change in Stockholder Meeting Date

The Board has authorized LBF to conduct a tender offer on identical terms to that of DHG, described above.  LBF will offer to purchase up to 25% of its outstanding common shares for cash at a price of 99% of the fund’s NAV as of the close of trading on the NYSE on the day after the date on which the offer expires.  Subject to the Board’s exercise of its fiduciary duties, the tender offer is expected to commence on or before October 22, 2010.

Under the terms of a Liquidity Program and Standstill Agreement that DIMA has entered into with Western Investment LLC (“Western”), an insurgent shareholder in a number of DWS closed-end funds, and certain parties associated with Western, Western has agreed to withdraw its proposals for action at LBF’s upcoming Annual Meeting of Stockholders.  In anticipation of the uncontested nature of the upcoming meeting and the need to revise previously filed proxy materials, the Board has moved the meeting date to

October 28, 2010 at 10:00 a.m. at the offices of Deutsche Asset Management, 345 Park Avenue, New York, New York 10154.  The previously announced record date remains effective, and holders of record of shares of common stock of the Fund at the close of business on August 13, 2010 are entitled to vote at the meeting and any adjournments or postponements thereof.  The Board will continue to monitor LBF’s discount to NAV and may consider such other actions that might be appropriate for the fund in the future.

DRP - Merger into DWS RREEF Global Real Estate Securities Fund

The Board has approved in principle a plan to merge DRP with and into DWS RREEF Global Real Estate Securities Fund, an open-end investment company and series of DWS Advisor Funds that is managed by the same investment manager, sub-adviser and portfolio management team as DRP.  The Board expects to recommend that shareholders vote in favor of the merger, which would allow shareholders to maintain their investments in a similarly managed portfolio that offers them daily liquidity for their shares at net asset value (subject to any applicable redemption fee).  Completion of the proposed merger is subject to a number of conditions and other factors, including final Board approval and approval by shareholders.  The merger is expected to close on or before March 1, 2011.

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As noted above, certain of the above-described initiatives are in accordance with a Liquidity Program and Standstill Agreement recently entered into by and among DIMA, Western, and certain parties associated with Western.  Under that agreement, Western agreed to withdraw its shareholder proposals and refrain from insurgent activities with respect to the DWS closed-end funds through October 31, 2015.  DWS Investments anticipates that Western will file a copy of the agreement with the Securities and Exchange Commission as an exhibit to its Schedule 13D.

For more information visit www.dws-investments.com or call (800) 349-4281.

DWS Dreman Value Income Edge Fund, Inc. (DHG) is subject to investment risk.  Short sales - which involve selling borrowed securities in anticipation of a price decline, then returning an equal number of the securities at some point in the future - could magnify losses and increase volatility. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly. Bond investments are subject to interest-rate and credit risks. When interest rates rise, bond prices generally fall. Credit risk refers to the ability of an issuer to make timely payments of principal and interest. Investments in lower-quality and non-rated securities present greater risk of loss than investments in higher-quality securities. Stocks may decline in value. Investing in derivatives entails special risks relating to liquidity, leverage and credit that may reduce returns and/or increase volatility.  Leverage results in additional risks and can magnify the effect of any losses.

DWS RREEF World Real Estate Fund, Inc. (DRP) is subject to investment risk. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly. There are special risks associated with an investment in real estate, including credit risk, interest rate fluctuations and the impact of varied economic conditions. Investing in derivatives entails special risks relating to liquidity, leverage and credit that may reduce returns and/or increased volatility. Leverage results in additional risks and can magnify the effect of any losses. Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks.

DWS Global High Income Fund, Inc. (NYSE: LBF) is a non-diversified closed-end management investment company.  The Fund’s primary investment objective is to seek high current income as its primary objective and capital appreciation as a secondary objective through investment principally in global income securities.   Bond investments are subject to interest-rate and credit risks. When interest rates rise, bond prices generally fall. Credit risk refers to the ability of an issuer to make timely payments of principal and interest. Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks. This fund is non-diversified and can take larger positions in fewer issues, increasing its potential risk. Leverage results in additional risks and can magnify the effect of any losses.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to the net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any fund. None of the funds has commenced any self-tender offer described in this press release. Upon commencement of each tender offer, the applicable fund will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Shareholders of each such fund should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about that fund’s tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For more information regarding the funds, or to receive a free copy of materials filed with the SEC, including a prospectus/proxy statement relating to a proposed merger (and containing important information about fees, expenses and risk considerations), once a registration statement relating to such merger has been filed with the SEC and becomes effective, shareholders can visit the SEC’s website (http://www.sec.gov). Please read any applicable prospectus/proxy statement carefully before making any investment decisions.
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This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” “intend,” and similar expressions. Such statements represent management’s current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Investments is part of Deutsche Bank’s Asset Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company. (R-19286-1 10/10)